SC 13E3/A 1 dsc13e3a.htm SCHEDULE 13E-3 AMENDMENT NO. 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the

Securities Exchange Act of 1934

Schedule 13E-3
Amendment No. 2

B+H Ocean Carriers Ltd.

(Name of the Issuer)

B+H Ocean Carriers Ltd.

(Name of Person(s) Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

055090104

(CUSIP Number of Class of Securities)

Michael S. Hudner

3rd Floor, Par La Ville Place

14 Par-La-Ville Road

Hamilton HM JX Bermuda

Telephone:  (441) 295-6875

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

a. ☐   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐   The filing of a registration under the Securities Act of 1933.

c. ☐   A tender offer.

d. ☒  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$81,484.00 *	$9.33 **

* Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of 13,816 shares of common stock for $4.00 per share in cash in lieu of issuing fractional shares to holders of less than one hundred and one shares after the proposed reverse stock split.

** Determined pursuant to Rule 0-11(b) by multiplying the transaction valuation of $81,484.00 by 0.00011460.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5.88

Form or Registration No.:  Schedule 13E-3

Filing Party:  B+H Ocean Carriers Ltd.

Date Filed:  November 21, 2011

Amount Previously Paid:  $3.45

Form or Registration No.:  Amendment No. 1 to Schedule 13E-3

Filing Party:  B+H Ocean Carriers Ltd.

Date Filed:  December 29, 2011

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2011 (the “Schedule 13E-3”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”) and the Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 1” ) filed  by the Company with the SEC on December 29, 2011. Except as set forth herein, all information in the Schedule 13E-3 and Amendment No. 1 remains unchanged.

On January 5, 2012, the Company mailed copies of the Schedule 13E-3, filed with the SEC on November 21, 2011, and Amendment No. 1, filed with the SEC on December 29, 2011, to all shareholders of the Company who were recipients of the Proxy Statement that was mailed on October 20, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2012	B+H Ocean Carriers Ltd. By /s/ Michael S. Hudner Michael S. Hudner Chairman of the Board, President and Chief Executive Officer